SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES RECORD W 2017 MILAN MALPENSA SCHEDULE

7 NEW ROUTES TO ALICANTE, EINDHOVEN, KATOWICE,
LAMEZIA, LIVERPOOL, PALERMO & VALENCIA DELIVER 50% GROWTH

Ryanair, Italy's No. 1 airline, today (26 Jan) launched its biggest-ever Milan Malpensa winter schedule, with 7 new routes to Alicante, Eindhoven, Katowice, Lamezia, Liverpool, Palermo and Valencia (16 in total), which will deliver 1.7m customers p.a. in total and support 1,300* jobs at Milan Malpensa Airport, as Ryanair grows its winter capacity by 54%.

Ryanair will continue to connect Milan Malpensa with major business centres on high frequency, low fare services including Brussels (2 daily) and London (2 daily), with better timings and lower fares, making Ryanair the ideal choice for Italian business and leisure customers, as these new routes will go on sale in February 2017.

●  7 new routes: Alicante (2 weekly), Eindhoven (4 weekly), Katowice (2 weekly)
                              Lamezia (2 daily), Liverpool (3 weekly), Palermo (2 daily) & Valencia (daily)
●  16 routes in total
●  1.7m customers p.a.
●  1,300* "on-site" jobs p.a.

Ryanair's Milan Malpensa summer 2017 schedule is attracting record bookings, with more frequencies to sun destinations for summer family holidays, lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it continues to roll out its "Always Getting Better" improvements.

In Milan Malpensa, Ryanair's Michael O'Leary said:

"We are pleased to launch our biggest ever Milan Malpensa winter schedule, which includes 7 new routes to Alicante, Eindhoven, Katowice, Lamezia, Liverpool, Palermo and Valencia, (16 routes in total), which will deliver 1.7m customers p.a. and support 1,300* jobs at Milan Malpensa airport. These new routes will double our Milan Malpensa capacity as we continue to grow our traffic, tourism and jobs, underlining our commitment to Italy.

We are also pleased to report record bookings on our Malpensa summer 2017 schedule, so Italian customers can look forward to even lower fares. There's never been a better time to book a low fare flight on Ryanair. We urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from Milan Malpensa.

To celebrate the launch of our Milan Malpensa winter 2017 schedule we are releasing seats for sale across our European network from just €9.99, which are available for booking until midnight Monday (30 Jan). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Pietro Modiano, Presidente of SEA, said:

"Ryanair today announced its most extensive winter schedule from Milan Malpensa and I thank the company and its CEO Michael O'Leary for your confidence in our airport that we will reciprocate in terms of efficiency and quality of services offered. This announcement confirms the positive trend that Malpensa airport had in 2016 with important results.

The traffic data are positive, with an increase of 3.1% of the airport system. Milan Malpensa, in particular, there has been an uninterrupted growth for over 19 consecutive months. December has the highest percentage increase, for passenger traffic, since the year of its opening: + 19%, and it is a significant goal. Because the comparison with the previous year does not include any movements from Malpensa to Linate determined by Lupi's Decree or a comparison with the great EXPO 2015 period.

The increase in passenger traffic of Milan Malpensa, among other things, was significant not only in the historically most valuable component to the airport, that relating to the intercontinental traffic, but was determined to an important extent by the low cost traffic, two components that have proven that they can live together virtuously, as already happens in many large airports. "

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:               Robin Kiely                                John Alborante
                                          Ryanair DAC                             Ryanair DAC
                                         Tel: +353-1-9451949               Tel: +353-1-9451791
                          press@ryanair.com                italia@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 January, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary